

January 5, 2012

Via E-mail
Mr. Kevin P. Riley
Executive Vice President and Chief Financial Officer
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, Massachusetts 01201

  Re: Berkshire Hills Bancorp, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed March 16, 2011
     Form 10-Q for the Quarterly Period Ended September 30, 2011
     Filed November 9, 2011
     File No. 000-51584

Dear Mr. Riley:

  We have reviewed your supplemental response filed December 19, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2011
Note 7. Loans, page 21

1. We note your response to comment 8 in our letter dated November 22, 2011 that a number of commercial loan relationships were restructured into A/B loans, with the B loan charged off and the A loan restructured to a current market interest rate supported by established debt service payment streams and that in 2010 many of these restructured A loans were removed from the TDR classification based on the market interest rate and proven payment history.

    a. For each loan, please tell us the relevant facts and circumstances related to the restructuring. Specifically tell us the type of modifications made (A note/B note, term extension, etc.).

    b. For each loan, please tell us in detail how you determined that the interest rate was greater than the rate that you were willing to accept at the time of the restructuring for a new loan with comparable risk. Refer to ASC 310-40-50-2. Specifically discuss how you determined the rate you were willing to accept at the time of the restructuring for a new loan with comparable risk.

    c. Please tell us if each loan would have met your underwriting standards for a new loan at the time it was restructured.

    d. Please clarify how you measure credit impairment on these loans. If you do not measure impairment using the guidance in ASC 310-10, please tell us how you considered the guidance in ASC 310-40-50-5.

    e. Please revise future flings to provide a roll forward of your TDR's for each period presented.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant